Ecopetrol and the USO and Adeco unions agree on new 4 - year collective bargaining agreement

•	The agreement has just been signed for the benefit of the workers, the Company and the country.

Ecopetrol (BVC: ECOPETROL; NYSE: EC; TSX: ECP) and the unions USO and Adeco have reached an agreement for the signing of a Collective Bargaining Agreement covering a 4-year period, effective as of July 1, 2014.

The agreement covers, among other things, education, definition of “beneficiaries” and “family,” food, bonuses and fringe benefits, wage scales and salaries, union guarantees, and regulatory issues.

With respect to salaries, a CPI+1.21% increase was agreed upon for each year that the agreement is in force.

In the case of Sindispetrol, partial agreements were reached, and it was not possible to reach an agreement with the union Aspec.

Ecopetrol celebrates and recognizes the commitment, dedication and professionalism of the negotiating teams throughout this process that have made it possible to work out this agreement, which will redound to the benefit of the Company's sustainability, the well-being of the workers and the country's development and progress.

Bogota, August 25, 2014

Ecopetrol is the largest company in Colombia and is integrated into the oil chain; it is among the 50 major oil companies in the world and among the four main ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it is present in exploration and production activities in Brazil, Peru & US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This report contains statements associated with the business perspectives, estimates for operational and financial outcomes and affirmations associated to Ecopetrol’s growth. All the above are projections, and as such are solely based on the expectations of its directors with respect to the future of the company and its ongoing access to capital to fund the company’s commercial plan. The realization of such estimates in the future depends on market conditions, regulations, competitiveness, performance of Colombia’s economy and industry, to mention a few; therefore, they are subject to changes without previous notice.

For further information, please contact:

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Fax: +571-234-4480

e-mail: mauricio.tellez@ecopetrol.com.co

Investor Relations Director

Alejandro Giraldo

Phone: +571-234-5190

e-mail: investors@ecopetrol.com.co